May 27, 2004

TO:   All Applicable Commissions and Stock Exchanges

Dear Sirs:

Re:	Viceroy Exploration Ltd. (the “Company”) - Distribution of Interim Report for Three Months ended March 31, 2004

We confirm that the following material was sent by pre-paid mail on May 27, 2004 to those registered and non-registered shareholders of the Company who completed and returned a supplemental mail list card requesting receipt of the interim financial statements:

1.
Report for the Three Months ended March 31, 2004, including Letter to Shareholders, Management’s Discussion and Analysis and Consolidated Financial Statements for the three months ended March 31, 2004.

Yours truly,

VICEROY EXPLORATION LTD.

“Michele A. Jones”

Michele A. Jones
Corporate Secretary

520 - 700 West Pender Street Vancouver, B.C. Canada V6C 1G8
Phone 604.669.4777 Fax 604.696.0212
www.viceroyexploration.com